SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 25, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

This Report on Form 6-K contains the press release for the third financial quarter ended June 30, 2008 of Qimonda AG dated July 24, 2008.

News Release • Presseinformation
Qimonda Reports Results for the Third Quarter of Financial Year 2008
•	Net sales declined to Euro 384 million; EBIT loss narrowed to Euro 386 million and net loss narrowed to Euro 401 million from the previous quarter

•	Gross cash position of Euro 630 million; net debt position of Euro 1 million

•	Significant progress with comprehensive cost reduction program to lower break even point

•	Introduction of 65nm Buried Wordline technology in September 2008 on track: Intel validation for 1G DDR2 components using new technology achieved
Munich, Germany – July 24, 2008 — Qimonda AG (NYSE: QI) today announced results for the third quarter of financial year (FY) 2008, which ended June 30, 2008. Net sales decreased to Euro 384 million, or 7 percent, from Euro 412 million in the second quarter of FY 2008. Compared to the third quarter of FY 2007, sales declined 48 percent from Euro 740 million.
In the third quarter of FY 2008, Qimonda recorded an EBIT loss of Euro 386 million compared to an EBIT loss of Euro 468 million in the second quarter of FY 2008 and an EBIT loss of Euro 323 million in the third quarter of FY 2007. Net loss was Euro 401 million, or a loss per share (basic and diluted) of Euro 1.17, compared to a net loss of Euro 482 million in the second quarter of FY 2008, or a loss per share (basic and diluted) of Euro 1.41. In the third quarter of FY 2007, Qimonda reported net loss of Euro 218 million or loss per share (basic and diluted) of Euro 0.64.

Page 2 of 11 July 24, 2008
For the first nine months of FY 2008, Qimonda recorded net sales of Euro 1,309 million, a decrease of 55 percent compared to the same period last year. EBIT loss for the first nine months of the current financial year was Euro 1,444 million compared to a positive EBIT of Euro 12 million in the first nine months of the previous financial year. Net loss amounted to Euro 1,481 million or a loss per share of Euro 4.33 compared to net income of Euro 16 million or earnings per share of Euro 0.05 in the first nine month of FY 2007.
“We have reduced our loss in the third quarter and have made significant progress with our productivity improvement and cost reduction program, and we expect the impact to become noticeable in the current and next quarters,” said Kin Wah Loh, President and Chief Executive Officer of Qimonda AG. “In the third quarter, we have completely phased out less productive external foundry capacities. In addition, we have converted almost 90 percent of our capacities to 80nm and 75nm at the end of the quarter. In particular we have been able to accelerate our conversion to 75nm. The introduction of our first 1G DDR2 based on 65nm buried wordline technology in September 2008 is on track, and we have already achieved Intel validation for this chip on the component level. We expect to complete our workforce reduction and our cost reduction program by end of September as planned, which we believe will enable us to lower our breakeven point by about Euro 45 million per quarter. With the progress we have made, we feel well positioned for further recovery in our margins in the coming quarters.”
Results from Operations
In the third quarter, Qimonda realized bit shipment growth of 12 percent compared to the corresponding period one year earlier. Net sales declined mainly due to a significant 45 percent decline in average selling price for the company’s products compared with

Page 3 of 11 July 24, 2008
the prior year quarter that was only in part offset by the modest increase in bit shipments. Compared to the second quarter of FY 2008, the Euro 28 million decline in net sales was primarily caused by a further weakening of the US Dollar compared to the Euro, as well as by a 2 percent decline in bit shipments and a 1 percent decline in average selling price in the third quarter. The share of bit shipments to non-PC applications increased to more than 50 percent in the third quarter.
In the third quarter of FY 2008, Qimonda generated 32 percent of its net sales in North America, 16 percent in Europe, 41 percent in Asia Pacific and 11 percent in Japan.
Year over year, gross and net loss for the third quarter were further negatively influenced by the significant decline in average selling prices. The effect of the rapid and deep price decline could not be offset by higher bit shipments – which increased more modestly than in past quarters as Qimonda cut less productive capacities – and improved manufacturing productivity. The phase out of external foundry capacities in the third quarter and the resulting volume decline had a negative effect on cost per unit; this offset manufacturing per-unit cost reductions in Qimonda’s in-house facilities. However for the fourth quarter, Qimonda expects a significant reduction in manufacturing per-unit costs as a result of the accelerated conversion to 75nm process technology and improving yields. Compared to the second quarter, net loss narrowed primarily due to the absence in the third quarter of the second quarter’s Euro 61 million write off of goodwill and a Euro 37 million positive effect from reduced inventory write-downs due to increasing price levels for standard DRAMs during the third quarter. EBIT loss and net loss in the third quarter include Euro 20 million in restructuring charges, mainly related to the cost reduction initiatives. For the fourth quarter, Qimonda expects to record about

Page 4 of 11 July 24, 2008
Euro 10 million in additional restructuring charges related to these cost reduction initiatives.
Cash Flow and Balance Sheet
In the third quarter of FY 2008, cash outflow from operations was Euro 155 million compared to an outflow of Euro 110 million in the second quarter of FY 2008 due to changes in working capital as the company’s capital expenditures declined. Capital expenditures in the third quarter of FY 2008 were primarily used for technology conversions and decreased to Euro 49 million from Euro 79 million in the prior quarter. Free cash flow was negative Euro 179 million, including a cash inflow of Euro 26 million from sale leaseback transactions, compared with negative free cash flow of Euro 193 million in the prior quarter.
At the end of the third quarter of FY 2008, Qimonda’s gross cash position decreased to Euro 630 million compared to Euro 768 million in the last quarter. The company’s net debt position in the third quarter was Euro 1 million compared to a net cash position of Euro 216 million in the second quarter of FY 2008.
“We have maintained a solid gross cash position through our cost reduction measures, strict financial discipline and successful execution of additional financing opportunities,” said Michael Majerus, Chief Financial Officer of Qimonda AG.
Due to Qimonda’s operating loss and cash outflow, its management is required by accounting rules to analyze whether the carrying values of its long-lived assets are recoverable or reduce those values through impairment charges if they are not. Based on Qimonda’s business plan, management has assessed those carrying values to be

Page 5 of 11 July 24, 2008
recoverable. As a result of the protracted downturn in the DRAM industry and the recent sharp decline in Qimonda’s share price, Qimonda’s independent auditors have requested an independent valuation in order to finally conclude on management’s assessment of recoverability. Qimonda expects to conclude this valuation by
September 30, 2008.
Technology and Partnerships
Qimonda has made significant progress in advancing its new 65nm buried wordline technology and is on track to start mass production in September 2008. The first 65nm product, a 1Gbit DDR2, has already achieved Intel validation on component level. Yield levels have been improving strongly over the last several months.
In the third quarter, Qimonda and Elpida signed final contracts for a strategic technology partnership for the joint development of memory chips. They plan to jointly develop technology platforms and design rules drawing on both their technologies. Specifically, the companies target to introduce a jointly developed innovative 4F2 cell concept in the 40nm generation already in 2010 and to subsequently scale it to the 30nm generation. The companies have established a broad cross licensing of intellectual property. Additionally, they are currently exploring further partnership opportunities in the areas of joint development as well as joint manufacturing.
Outlook
For the fourth quarter of FY 2008, Qimonda expects its bit production to increase by over 20 percent compared to the third quarter, due to conversion to 75nm and improved yields. Qimonda continues to target an increase in its bit production for FY 2008 of 20 to 30 percent.

Page 6 of 11 July 24, 2008
For FY 2008, Qimonda continues to expect bit demand for DRAM to be driven by continued solid growth in servers, consumer and communication applications and the move to higher density modules in the PC market. In general, Qimonda expects a slow down of supply growth in the market, as expected by independent market researchers, eventually leading to a more balanced supply and demand situation.
For the full FY 2008, Qimonda expects to record a share of bit-shipments for use in non-PC applications of slightly below 50 percent compared to the original target of more than 50 percent, due to the strong growth in productivity and bit-production for standard products in the fourth quarter.
Qimonda has further reduced its FY 2008 capex spending plan to a range of between Euro 370 million and Euro 420 million. Qimonda expects its depreciation and amortization charges, without taking into account the write off of goodwill taken in the second quarter, to be between Euro 600 million and Euro 650 million for FY 2008, compared to its previous expectations of between Euro 650 million and Euro 750 million. This is due to the lower level of capital spending.
For its 2009 financial year, Qimonda is currently targeting R&D expenses of between Euro 360 million and Euro 390 million and SG&A expenses of between Euro 160 million and Euro 180 million.
Based primarily on the further productivity improvements Qimonda expects to achieve at its in-house and external foundry capacities, and taking into account the reductions it has made in its external foundry capacities, Qimonda is currently targeting bit-production growth of between 30 percent and 40 percent compared to FY 2008. For its

Page 7 of 11 July 24, 2008
2009 financial year, Qimonda targets a share of bit-shipments for use in non-PC applications of more than 50 percent.
Recent Strategic and Production Highlights
•	The introduction of our first 1G DDR2, based on 65nm buried wordline technology, in September 2008 is on track and has already achieved Intel validation on the component level.
•	Strategic joint development partnership for memory chips with Elpida and broad cross licensing of intellectual property
•	Qimonda AG and Centrosolar Group AG signed a contract to jointly build, equip and operate a solar cell manufacturing plant in Porto, Portugal
•	Qimonda wins AMD as partner for launch of new graphics standard GDDR5; component mass production and shipping started
•	Qimonda starts shipping first XDR products
•	Qimonda sets industry benchmarks in power saving or server applications with its DDR3 server DIMMs
Upcoming Events 2008

➢ December 01 Earnings Release for the Fourth Quarter of FY 2008
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the third quarter of the 2008 financial year, which ended June 30, 2008. This financial information includes reconciliations of the non-US GAAP financial measures EBIT, net cash position and free cash flow to net income or net loss, gross cash position and cash flow from operations, respectively, which are the closest measures prepared in accordance with US GAAP.

Page 8 of 11 July 24, 2008
Financial information as of dates before and for periods beginning before May 1, 2006 is derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 7466372 #, beginning at 6:30pm EST today and continuing until 5:59pm EST on July 27, 2008.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to four 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.

Page 9 of 11 July 24, 2008
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and our prospectus supplement filed with the SEC on February 11, 2008, each of which is available without charge on our website and at www.sec.gov.

Page 10 of 11 July 24, 2008
Qimonda AG and Subsidiaries
Unaudited Financial Information
Third Quarter 30.06.2008
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	9 Months	9 Months
	June 30	March 31	June 30	June 30	June 30
	Q3 FY 2008	Q2 FY 2008	Q3 FY 2007	FY 2008	FY 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	384	412	740	1,309	2,897
Cost of goods sold	(572)	(652)	(964)	(2,151)	(2,572)

Gross (loss) profit	(188)	(240)	(224)	(842)	325
Research and development expense	(107)	(109)	(98)	(326)	(291)
Selling, general and administrative expense	(48)	(42)	(48)	(138)	(140)
Restructuring charges	(20)	(2)	—	(38)	—
Goodwill impairment	—	(61)	—	(61)	—
Other operating income (expense), net	4	1	4	8	7

Operating loss	(359)	(453)	(366)	(1,397)	(99)
Interest (expense) income, net	(7)	(5)	1	(11)	4
Equity in (loss) earnings of associated companies	(32)	(12)	38	(42)	103
Loss on associated company share issuance	—	—	—	(7)	—
Other non-operating income (expense), net	7	(2)	6	7	12
Minority interests	(2)	(1)	(1)	(5)	(4)

Income (loss) before income taxes	(393)	(473)	(322)	(1,455)	16
Income tax (expense) benefit	(8)	(9)	104	(26)	—

Net (loss) income	(401)	(482)	(218)	(1,481)	16

Earnings (loss) per share — basic and diluted (in euro)	(1.17)	(1.41)	(0.64)	(4.33)	0.05

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	510	540	629	510	629
Marketable securities	120	228	263	120	263
Trade accounts receivable, net	174	194	364	174	364
Inventories	344	344	600	344	600
Deferred income taxes	18	31	27	18	27
Other current assets	160	147	302	160	302

Total current assets	1,326	1,484	2,185	1,326	2,185

Property, plant and equipment, net	1,881	1,982	2,129	1,881	2,129
Intangible assets, net	66	71	149	66	149
Long-term investments	525	561	681	525	681
Deferred income taxes	137	142	200	137	200
Other assets	23	24	20	23	20

Total assets	3,958	4,264	5,364	3,958	5,364

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	193	123	21	193	21
Trade accounts payable	534	603	679	534	679
Accrued liabilities	141	121	146	141	146
Deferred income taxes	5	5	18	5	18
Other current liabilities	382	297	242	382	242

Total current liabilities	1,255	1,149	1,106	1,255	1,106

Long-term debt	438	429	128	438	128
Pension liabilities	29	27	31	29	31
Deferred income taxes	7	14	34	7	34
Long-term accrued liabilities	16	16	5	16	5
Other liabilities	206	226	175	206	175
Minority Interest	82	80	77	82	77

Total liabilities	2,033	1,941	1,556	2,033	1,556

Total shareholders’ equity	1,925	2,323	3,808	1,925	3,808

Total liabilities and shareholders’ equity	3,958	4,264	5,364	3,958	5,364

Page 11 of 11 July 24, 2008
Qimonda AG and Subsidiaries
Unaudited Financial Information
Third Quarter 30.06.2008
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	9 Months	9 Months
	June 30	March 31	June 30	June 30	June 30
	Q3 FY 2008	Q2 FY 2008	Q3 FY 2007	FY 2008	FY 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash (used in) provided by operating activities therein:	(155)	(110)	45	(423)	769
Depreciation and amortization	155	162	164	480	496
Impairment of goodwill	—	61	—	61	—

Net cash provided by (used in) investing activities therein:	81	(87)	(238)	(41)	(724)
Net proceeds (purchases) of marketable securities	105	(4)	(1)	125	(131)
Purchases of property, plant and equipment	(49)	(79)	(236)	(318)	(601)

Net cash provided by (used in) financing activities therein:	48	232	(48)	242	(343)
Net change in short-term debt due Infineon	—	—	(48)	—	(344)

RECONCILIATIONS

Net (loss) income	(401)	(482)	(218)	(1,481)	16
Interest (expense) income, net	(7)	(5)	1	(11)	4

Earnings (loss) before Interest (EBI)	(394)	(477)	(219)	(1,470)	12
Income tax (expense) benefit	(8)	(9)	104	(26)	—

Earnings (loss) before Interest and Taxes (EBIT)	(386)	(468)	(323)	(1,444)	12

Cash and cash equivalents	510	540	629	510	629
Marketable securities	120	228	263	120	263

Gross Cash position	630	768	892	630	892

Short-term debt and current maturities	193	123	21	193	21
Long-term debt	438	429	128	438	128

Total financial debt	631	552	149	631	149

Net (debt) cash position	(1)	216	743	(1)	743

Total shareholders’ equity	1,925	2,323	3,808	1,925	3,808

Capital Employed	1,926	2,107	3,065	1,926	3,065

Net cash (used in) provided by operating activities	(155)	(110)	45	(423)	769
Net cash provided by (used in) investing activities	81	(87)	(238)	(41)	(724)
Net (proceeds) purchases of marketable securities	(105)	4	1	(125)	131

Free Cash Flow	(179)	(193)	(192)	(589)	176

STATISTICS AND RATIOS

Gross Margin	(49)%	(58)%	(30)%	(64)%	11%
R&D as % of sales	28%	26%	13%	25%	10%
SG&A as % of sales	13%	10%	6%	11%	5%
EBI / Sales	(103)%	(116)%	(30)%	(112)%	0%
EBIT Margin	(101)%	(114)%	(44)%	(110)%	0%
Net income / Sales	(104)%	(117)%	(29)%	(113)%	1%
Effective Tax Rate	(2)%	(2)%	32%	(2)%	—%
Weighted Average Shares Outstanding (million) — basic	342	342	342	342	342
Sales / Equity	0.8	0.7	0.8	0.9	1.0
Capital Turnover (Sales / Capital Employed)	0.8	0.8	1.0	0.9	1.3
Net income / Equity ratio	(83)%	(83)%	(23)%	(103)%	1%
ROCE (EBI / Capital Employed)	(82)%	(91)%	(29)%	(102)%	1%
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: July 25, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board